LASALLE HOTEL

PROPERTIES

January 31, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

	Re:	LaSalle Hotel Properties
Form 10-K for Fiscal Year Ended December 31, 2009 (Filed on February 25, 2010)
Definitive Proxy Statement (Filed on March 11, 2010)
File No. 001-14045

Dear Mr. Woody:

This correspondence is our response to your comment letter dated January 4, 2011, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010, and our definitive proxy statement on Schedule 14A filed on March 11, 2010. For your convenience, we reproduced each of your comments before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500 FAX 301.941.1553

U.S. Securities and Exchange Commission

January 31, 2011

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or me at (301) 941-1530.

Sincerely,

LaSalle Hotel Properties

/s/ Michael D. Barnello
Michael D. Barnello, President and Chief Executive Officer

cc:	Securities and Exchange Commission
Jennifer Monick, Senior Staff Accountant
Sonia Barros, Special Counsel
Phil Rothenberg, Attorney Advisor

DLA Piper LLP (US)
Jeffrey M. Sullivan

KPMG LLP
Anthony L. Circolone

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500 FAX 301.941.1553

Annex A

Form 10-K for year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment in Hotel and Development Properties, page 23

1. We note your response to our prior comment one. Your disclosure in the third paragraph on page 23 of your Form 10-K appears to be confusing given your use of the phrases “indicating impairment” and “impairment is indicated.” Please revise future filings to ensure disclosure is clear as to whether impairment indicators existed and whether it was necessary to take an impairment charge.

Response: In response to your comment, we undertake to ensure that our future filings clearly disclose when impairment indicators existed and whether it was necessary for us to take an impairment charge. We will not use the phrase “indicating impairment” to identify circumstances that require us to perform an initial recoverability analysis. Rather, consistent with our December 10, 2010 correspondence to you, we will use the phrase “triggering event” to describe circumstances requiring the initial recoverability analysis and will reserve the phrases “indicating impairment” and “impairment is indicated” to describe when we were required (or not required) to take an impairment charge after conducting the initial recoverability analysis. We will also clearly disclose that the phrase “triggering event” means those circumstances that require the initial recoverability analysis.

Schedule 14A filed March 11, 2010

Annual Cash Incentive Bonus, page 23

2. We note your response to comment 3 of our letter dated November 8, 2010. You note that Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. As you state that you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to the last sentence of Instruction 4 which states that while a registrant is not required to seek confidential treatment under the procedures in Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm, in that case the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address these issues.

Response: In response to your comment, in our proxy statement for this year’s annual meeting of our shareholders, we will revise the disclosure regarding our MBOs as provided below. Please note that our proposed disclosure now specifically references each of our 2010 management business objectives (MBOs) and discloses the MBOs nearly verbatim, except that with respect to the last four MBOs below, we have not disclosed the identities of the applicable hotels and have not disclosed the performance targets in the case of the third-from-last MBO, which concerns “RevPAR indices.”

We respectfully note that we do not believe the identities of the applicable hotels are material to our investors. At any given time, we may be placing additional asset management efforts on hotels that we believe can offer improved profitability. Our focus does not indicate that a hotel is performing at a loss. Our focus also varies from year to year as performance in the more than 30 hotels in our portfolio changes. We have historically treated as confidential the identities of “focus” properties.

Identifying the hotels in a public filing, however, could have a material adverse effect on our operations and result in competitive harm to us and, as a result, to the performance of our common shares in the market place. For example, if we disclose the fact that we are specifically monitoring a particular hotel in an effort to improve its performance, the hotel manager may adversely change the level of its efforts or seek to terminate its management agreement, or valued property-level employees may elect to leave their positions if they felt that the hotel were viewed as unsuccessful, or competitors of the hotels may use the information to solicit the most valuable property-level employees. In short, we believe employee morale may be significantly harmed.

We also do not believe that the omitted RevPAR indices are material to our investors. Achievement of RevPAR indices at isolated hotels is one of many MBOs. More specifically, such achievement is a single factor of many of a 25% component of an annual bonus, and the annual bonus is itself one of several components of total compensation. Moreover, as indicated in the second paragraph of our disclosure below, a failure to achieve any of the indices is not necessarily determinative of any compensation. As disclosed, evaluation of the MBOs is a subjective exercise by our Compensation Committee. Accordingly, while disclosure of the indices may provide incremental information, it would not assist an investor in determining how much compensation would be provided because of the factor. In addition, in an effort to describe how difficult or likely it will be to achieve the factor, our proposed disclosure notes that in all cases the RevPAR indices improved, although in the four cases the specified threshold was not achieved. We achieved 96% of the specified threshold on the RevPAR indices.

Lastly, we believe disclosing RevPAR indices and our competitive set may cause competitive harm. We have historically not disclosed RevPAR indices for our properties. The information regarding our RevPAR indices is not meaningful to investors without disclosing information about our competitive set. If we were to disclose our competitive set, that information can be used by others to determine what we deem to be our competitors in a particular geographic area. This information would assist them in competing with us more effectively and allow them to target our employees, set competitive rates and market directly against us. In short, we believe disclosure regarding a specified hotel’s competitive set would cause us significant harm.

Our proposed disclosure, revised in response to your comment, is as follows:

“Management Business Objectives. Twenty-five percent of each target annual cash incentive bonus is nominally based on management’s achievement of the MBOs. MBOs vary each year and may include goals such as working with hotel managers to implement cost savings at target levels; evaluating alternative financing and acquisition structures; evaluating and pursuing acquisition and growth opportunities; effectively executing material financial, accounting, compliance and communication responsibilities; and developing long-term strategic plans for specific hotel properties.

Achievement of the MBOs for a given fiscal year is determined for the executive officers as a group and not on an individual officer basis. Similarly, achievement is considered in totality of the MBOs and, in some cases, requires a subjective analysis of the goals rather than a mathematical measurement of performance. In addition, even in the case of MBOs that are amenable to objective measurement, achievement is not necessarily a pass or fail construct. For example, the Compensation Committee may consider how much progress was made toward meeting an objective performance standard or by how much a standard was surpassed. Accordingly, overall achievement of the MBOs is a reasoned judgment made by the Compensation Committee based on the facts and circumstances prevailing at the time of the determination and including conversations among the executive officers and the Compensation Committee.

The bulleted paragraphs below describe the MBOs for 2010. Below each bullet are the considerations that the Compensation Committee considered in analyzing the MBOs.

For 2010, the MBOs were:

•	Continue to evaluate investments (including evaluation of the current economic environment) and pursue opportunities as appropriate, including utilization of equity as financially prudent.

With respect to this MBO, the Compensation Committee considered that the Company placed bids on many hotels; acquired the Sofitel Washington, DC Lafayette Square, the Westin Philadelphia, the Embassy Suites Philadelphia – Center City, the Hotel Monaco San Francisco, the Hotel Roger Williams and the Chamberlain West Hollywood; raised $109 million in common equity in an underwritten offering; and raised $74.9 million in common equity through the Company’s at-the-market program.

•	Evaluate opportunity to market Sheraton Bloomington Hotel, Seaview Resort and Westin City Center Dallas for potential sale and the overall strategic impact to the Company.

With respect to this MBO, the Compensation Committee considered that the Company sold the Seaview Resort, the Westin City Center Dallas and the Sheraton Bloomington Hotel.

•

Effectively execute all material financial, accounting, audit, compliance and communication responsibilities. Review the performance of the hotels with the Board and keep the Board informed of any issues promptly as they arise.

With respect to this MBO, the Compensation Committee considered that there had been no material problems with closing the Company’s books and preparing financial statements for each of the [four] quarters in 2010; that there were no material audit differences; and that there were no identified material weakness in internal control over financial reporting.

•	Extend or put in place new Letter of Credit for Hyatt Harborside Bonds.

With respect to this MBO, the Compensation Committee considered that the Letter of Credit was extended through February 14, 2012 at a 2.00% rate.

•	Develop long-term strategic plan for Seaview Resort.

With respect to this MBO, the Compensation Committee considered that the Company sold the Seaview Resort.

•	Provide quarterly update on the Chicago market (including supply and demand changes) and the development status of the 330 N. Wabash building.

With respect to this MBO, the Compensation Committee considered that the Company sold its interest in the 330 N. Wabash Building, and made this consideration in light of the prevailing conditions in the Chicago hotel market.

•	Complete the management transition at certain hotels and monitor retail leases.

With respect to this MBO, the Compensation Committee considered that the Company transitioned management of the hotels and the status of third-party leases at the properties.

•	Achieve specified RevPAR indices at four hotels.

Revenue per available room, also called RevPAR, of a hotel is calculated as the product of the hotel’s average daily room rate for a period and the hotel’s occupancy for the period. A RevPAR index for a hotel measures how the hotel is performing compared to its competitive set. A RevPAR index is calculated by dividing the hotel’s RevPAR by the competitive set’s RevPAR.

With respect to this MBO, the Compensation Committee considered the RevPAR indices of the specified hotels as of 2010 fiscal yearend, as compared to 2009 fiscal yearend. In all cases, the RevPAR indices improved, although in the four cases the specified threshold was not achieved. The Company achieved 96% of the specified threshold on the RevPAR indices.

•	Track and evaluate the restaurant performance at specified hotels and, if necessary, evaluate potential retail leases to a third party.

With respect to this MBO, the Compensation Committee considered the operating results of the specified hotels, as well as opportunities to execute third-party leases at such properties.

•	Track and evaluate the impact of new supply on certain of the Company’s hotels, including manager performance.

With respect to this MBO, the Compensation Committee considered the operating results of the identified hotels.”

A-5